TRILOGY INTERNATIONAL PARTNERS INC. (FORMERLY ALIGNVEST ACQUISITION CORPORATION)
ANNOUNCES CLOSING OF QUALIFYING TRANSACTION
WITH TRILOGY INTERNATIONAL PARTNERS LLC

Toronto, February 7, 2017 – Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (TSX: AQX.A, AQX.WT) (“Trilogy” or the “Corporation”) is pleased to announce that it has completed its qualifying acquisition under which the Corporation effected a business combination with Trilogy International Partners LLC by way of a court approved plan of arrangement (the “Arrangement”).

“We are very excited to complete this transaction, which strengthens our balance sheet and creates a solid financial platform for growing our existing operations and seeking additional opportunities on a global basis,” said Brad Horwitz, Trilogy’s co-founder and CEO. “We are particularly pleased to welcome our new Independent Directors, Nadir Mohamed and Anthony Lacavera to the Trilogy board, and look forward to the strategic value and additional industry insight they bring to the table.”

The common shares and warrants of Trilogy are listed on the Toronto Stock Exchange and currently trade under the symbols “AQX” and “AQX.W”, respectively, and are expected to trade under the new symbols “TRL” and “TRL.W”, respectively, on or about February 9, 2017. Trilogy’s first annual general meeting of shareholders following the Arrangement is expected to be in the first half of 2018.

About Trilogy International Partners Inc.

Trilogy International Partners Inc., based in Bellevue, Washington, was originally formed in 2005 by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz as a privately held wireless telecommunications operator. It recently became a publicly traded company by virtue of completing a qualifying transaction with Alignvest Acquisition Corporation, a Special Purpose Acquisition Company or SPAC. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. It currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy executives founded NuevaTel in Bolivia and launched its operations in 2000; Trilogy subsequently acquired it from Alltel in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, see the Circular of the Corporation dated December 22, 2016 (including the Prospectus set out at Appendix “F” thereto), as amended January 12, 2017 or visit Trilogy at www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, expectations regarding the new trading symbol of Trilogy and the timing of the 2018 annual general meeting of shareholders. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Trilogy International Partners LLC and Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5962
ann.saxton@trilogy-international.com
www.trilogy-international.com

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